BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Clarke S. Edgar                    Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-9399            Church Street Station
                                   New York, NY 10008


                                   June 27, 1995



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Rohm & Haas Company


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/Clarke S. Edgar



Enclosures










            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934
                    (Amendment No. 6)*

                    Rohm & Haas Company
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $2.50)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         775371107
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))

                     Page 1 of 2 Pages


CUSIP No. 775371107                     			Page 2 of 2 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various employee benefit plans, and its indirect wholly-owned subsidiary, Bankers Trust International PLC 13-6180473

THIS SCHEDULE 13G AMENDMENT NO. 6 IS FILED SOLELY TO CLARIFY THE AMENDED
SCHEDULE 13G FILING MADE ON FEBRUARY 16, 1995 BY BANKERS TRUST NEW YORK CORPORATION RELATING TO ITS HOLDINGS OF THE COMMON STOCK OF ROHM & HAAS COMPANY, AND TO IDENTIFY THAT PRIOR FILING AS AMENDMENT NO. 5.


SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1994

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature: Bankers Trust Company, as Trustee for various employee benefit plans.


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

Signature:   Bankers Trust International, PLC


              /s/Brian E. Walsh
By:              Brian E. Walsh

Title:           Managing Director